

Mail Stop 4561

November 25, 2015

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
110 Marter Avenue, Suite 309,
Moorestown, NJ 08057

Re: **Tabula Rasa HealthCare, Inc.**
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 9, 2015
CIK No. 0001651561

Dear Dr. Knowlton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2015 letter.

Prospectus Summary

Overview, page 1

1.   We note your response to prior comment 1. Please further emphasize your prescription fulfillment pharmacy role by revising to disclose that substantially all of your revenue to date has consisted of prescription medication revenue.

Market Opportunity, page 2

2.   We note your response to prior comment 3. Please clarify whether the amount spent on prescription drugs by the types of organizations you currently offer, or intend to offer, your products and services was $374 billion in 2014 or revise to disclose such amount.

Our Strengths

Recurring Revenue Model with Significant Operating Leverage, page 5

3.   We note your response to prior comment 4 and your revised disclosure on page 62. As the multi-year contractual arrangements with clients do not appear to include minimum member or prescription volume or mix requirements, please revise the Summary to clarify this and describe your basis for the assertion that your revenues are recurring and predictable.

Summary Consolidated Financial Data, page 11

4.   We note your revised disclosure in response to prior comment 6. Please revise to also include the pro forma impact attributable to the conversion of redeemable convertible preferred stock as reflected in the pro forma disclosures pages F-42 and F-62.

Risk Factors

Risks Relating to Our Business and Industry, page 14

5.   We note your added disclosure on page 62 that substantially all of your product revenues are prescription medication revenues. Please include a risk factor discussing your dependence on the volume and mix of prescriptions fulfilled, which is affected by factors outside of your control.

Because we generally bill our clients and recognize revenue over the term…, page 17

6.   This risk factor disclosure may suggest that generally your contractual arrangements are based on a subscription model. Please revise to clarify that although you enter into multi-year arrangements with clients, the substantial portion of revenues are not recognized ratably over the contract.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Cost of Revenue

Product Cost, page 62

7.   We note your response to prior comment 8. Your disclosure regarding cost of product revenues includes numerous items included within this line item. Please revise to clarify the significance of the medication costs component.

Results of Operations

Comparison of the Six Months Ended June 30, 2014 and 2015

Product Revenues, page 65

8.   We note your disclosure that the increase in product revenues was primarily driven by organic growth in your core business – medication risk management. Please revise to clarify what you mean by this statement, such as whether you are referring to the impact of new customers or increased volume of prescription medication fulfillment with existing clients. Similarly revise your disclosure on page 68.

Business

Our Software and Services

Our Software, page 95

9.   Your response to prior comment 9 indicates that you are currently marketing your MedWise Advisor software under a SaaS model, although the only clients using the MedWise Advisor software are doing so through pilot programs. Please revise to disclose your number of non-pilot MedWise Advisor SaaS clients and the amount of revenue you have generated from such clients.

Our Services

Adherence-Packing Prescription Fulfillment, page 98

10.   Revisions made in response to prior comment 10 indicate that you may terminate your membership in the group purchasing organization at any time, which would immediately terminate your minimum purchase obligation. Please clarify whether you or the group purchasing organization will incur any type of penalty if you terminate your membership in the group purchasing organization at any time. Additionally, clarify whether

AmerisourceBergen Drug Corporation may terminate its relationship with the group purchasing organization at any time without penalty, if known.

Financial Statements

Tabula Rasa HealthCare, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

(b) Revenue Recognition, page F-9

11.   We note your revised disclosure in response to prior comment 13. Please disclose whether each significant deliverable in the arrangements qualifies as a separate unit of accounting. Refer to ASC 605-25-50-2(f).

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Service

cc: James W. McKenzie, Jr., Esq.
        Morgan, Lewis & Bockius LLP